Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Maxim Group LLC

405 Lexington Avenue

New York, New York 10174

December 4, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	United Refining Energy Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333- 144704)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the underwriters, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 4:30 p.m. (NYT) on Thursday, December 6, 2007, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected from November 6, 2007 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated November 6, 2007

2,600 copies to prospective institutional investors, dealers and others

Preliminary Prospectus dated December 3, 2007

2,600 copies to prospective institutional investors, dealers and others

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

DEUTSCHE BANK SECURITIES INC., as representative of the underwriters

By:	/s/ Bradley S. Miller
Name: Bradley S. Miller Title: Managing Director

MAXIM GROUP LLC, as representative of the underwriters

By:	/s/ Clifford Teller
Name: Clifford Teller Title: Director of Investment Banking